Form 10-K, Exhibit 13
period 1996-06-30
VENTRITEX INC
filed 1996-08-15
CIK 793354

EXHIBIT 13.1     PORTIONS OF ANNUAL REPORT TO STOCKHOLDERS INCORPORATED BY
                 REFERENCE.


                      SELECTED CONSOLIDATED FINANCIAL DATA

                                             1996             1995            1994            1993           1992
                                           ---------        --------        --------        --------       --------
                                                     (In thousands except per share and employee data)
 OPERATING RESULTS FOR THE YEAR:
 Net sales . . . . . . . . . . . . .       $  54,942        $126,922        $105,616        $ 25,116       $  9,479

 Cost of sales . . . . . . . . . . .          48,774          55,960          45,947          17,029          5,039
                                           ---------        --------        --------        --------       --------
   Gross profit  . . . . . . . . . .           6,168          70,962          59,669           8,087          4,440

 Operating Expenses:
   Research and development  . . . .          30,796          27,716          23,334          12,940          8,399
   Selling, general and
      administrative . . . . . . . .          38,100          36,513          28,947          12,974          4,487
   Intellectual property settlements              --              --              --          18,600             --
                                           ---------        --------        --------        --------       --------
     Total operating expenses  . . .          68,896          64,229          52,281          44,514         12,886

 Income (loss) from operations . . .         (62,728)          6,733           7,388         (36,427)        (8,446)
 Other income, net . . . . . . . . .           2,747           3,275           1,591           3,111          1,405
 Income (loss) before provision
   for income taxes  . . . . . . . .         (59,981)         10,008           8,979         (33,316)        (7,041)
 Provision for income taxes  . . . .              --           1,000              --              --             --
                                           ---------        --------        --------        --------       --------
 Net income (loss) . . . . . . . . .         (59,981)          9,008           8,979         (33,316)        (7,041)
 Net income (loss) per share . . . .       $   (2.89)       $   0.43        $   0.44        $  (1.85)      $  (0.48)

 Shares used in per share
    calculation  . . . . . . . . . .          20,752          20,853          20,611          17,992         14,606

 FINANCIAL POSITION AT JUNE 30:
 Working capital . . . . . . . . . .       $  30,486        $ 86,207        $ 80,268        $ 33,321       $ 74,355
 Total assets  . . . . . . . . . . .          73,461         130,339         116,764          75,415         84,825
 Accumulated deficit . . . . . . . .        (104,961)        (44,980)        (53,988)        (62,967)       (29,651)
 Stockholders' equity  . . . . . . .       $  53,960        $112,344        $101,373        $ 47,601       $ 80,242

 ADDITIONAL INFORMATION:
 Number of employees . . . . . . . .             548             511             500             355            157
 Capital spending  . . . . . . . . .       $   9,071        $ 13,415        $ 10,713        $ 10,457       $  5,451


         The comparability of the above data is affected by the receipt of PMA approval for the Cadence system on April 30, 1993, a charge of $18.6 million relating to intellectual property settlements during fiscal 1993, a follow-on stock offering in September 1993 and PMA approval of competitors' defibrillator in March 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         Since its inception, the Company and its subsidiaries have engaged in the design, development, manufacture and sale of implantable defibrillators and related products. In April 1993, the United States Food and Drug Administration ("FDA") approved the Company's premarket approval application ("PMA") for commercial release of the Cadence V-100 system. In July 1994, the FDA approved the Company's PMA supplement for the Cadence V-110 system, a smaller, lighter version of the Cadence V-100. In December 1995, the FDA approved a PMA supplement for the Cadet V-115 defibrillator system for abdominal implantation only. In May 1996, the FDA approved a PMA supplement to label the Cadet V-115 for pectoral implantation. Also in May 1996, the FDA approved a PMA Application for the TVL transvenous lead system. The Cadet V-115 is smaller and lighter than the Cadence V-100 and V-110 implantable defibrillators but has the same or improved functional and performance characteristics. During June 1996, the Company submitted a PMA supplement for the Contour(TM) V-145 defibrillator system. The Contour V-145 is designed to be smaller and lighter than the Cadet V-115 implantable defibrillator and have the same functional and performance characteristics. In July 1996, the Company submitted a PMA supplement for the high voltage can versions of the Cadet and the Contour.

         In March 1995, the FDA approved the commercial release of new defibrillators manufactured by Cardiac Pacemakers, Inc. ("CPI"), a subsidiary of Guidant Corporation and Medtronic, Inc. ("Medtronic") which are small enough to allow pectoral implantation, rather than abdominal implantation, in suitable patients. Until receipt of regulatory approval relating to the Cadet in May 1996, the Company could not offer an implantable defibrillator labeled for pectoral implantation in patients in the United States. Commercial release of pectorally implantable defibrillators significantly increased competition in the implantable defibrillator market and resulted in a significant decline in the Company's market share and sales of the Company's products. The Company now has products, the Cadet and Contour, which it believes are competitive; however, there can be no assurance that the Company's products will compete successfully with products currently manufactured by others or future products under development by competitors which have new features, such as dual chamber and rate-responsive pacing capabilities. In addition, while the Contour has been commercially released in Europe, it has not yet been approved by the FDA for commercial release in the U.S.

         Medtronic and CPI have regulatory approval of and are commercially marketing single lead transvenous lead systems. In May 1996, the Company began marketing the TVL transvenous lead system, a dual lead system. Some physicians prefer a single lead system due to the perceived ease of implanting such a system as compared to a dual lead system. The Company is engaged in clinical trials of single lead transvenous defibrillation lead systems and must receive regulatory approval prior to commercialization. There can be no assurance as to when or whether the Company will receive regulatory approval for these systems. To date, a large percentage of the Company's sales of defibrillators have been at the direction of physicians who used the Company's defibrillators in combination with commercially available transvenous lead systems supplied by the Company's competitors. Therefore, there can be no assurance that physicians will purchase transvenous lead systems for which the Company obtains regulatory approval. In particular, physicians preferring single lead systems may choose to continue to combine competitors' transvenous leads with the Company's defibrillators, at least until such time as the Company obtains PMA approval for its single lead systems. Furthermore, there can be no assurance that manufacturers of competing transvenous lead systems will not attempt to discourage or prevent use of their leads with the Company's defibrillators through product labeling, availability, pricing or other means. In general, unless the FDA-approved labeling includes use with any transvenous lead system sold by its competitors, the FDA or other government agencies may take further actions, including restrictions on reimbursement, to restrict the combination of the Company's defibrillators with such transvenous lead systems. Such actions could make the Company's defibrillators, including both the Cadet and the Contour, less attractive to physicians and could therefore have a material adverse effect on the Company's business, financial condition and results of operations.

         The Company incurred net losses from its inception in January 1985 through the year ended June 30, 1993, incurred net losses from the fourth quarter of fiscal 1995 through fiscal 1996, currently expects to incur a net loss for the first quarter of fiscal 1997 and may incur a net loss for the first half of fiscal 1997. If regulatory approval to market the Contour in the United States is not obtained on a timely basis or at all, the Company's results of operations will be adversely affected. Results of operations have varied and may continue to fluctuate significantly from quarter to quarter and will depend upon numerous factors including timing of regulatory approvals, market acceptance of the Company's products, introductions of new products with advanced features by the Company or its competitors, technological advances in the treatment of arrhythmias, the outcome of intellectual property litigation and competition.

         The segment of the medical device market that includes implantable defibrillators has been characterized by extensive litigation regarding patents and other intellectual property rights. The Company has resolved intellectual property disputes to date through licensing arrangements, when appropriate and on terms it believes to be commercially reasonable. Under certain agreements, Ventritex pays royalties based on commercial sales of implantable defibrillator systems. The Company anticipates that such royalties will continue for future implantable defibrillator systems developed by the Company. Additionally, the agreements do not include all patents that may be issued to the licensors, thus future patent disputes with these companies are possible. Certain of these licenses contain significant restrictions that may have the effect of preventing or substantially impeding an acquisition of, change-of-control of, or certain minority investments in, the Company. Such restrictions include the possible termination of various licenses to the Company and the requirement that the Company make a substantial payment to one of the licensors upon such event. Intermedics, Inc. has filed claims against the Company for patent infringement which are still pending, and there can be no assurance that other parties will not institute additional litigation against the Company.

         The foregoing statements regarding the Company's defibrillators, transvenous lead systems and the period of time for which the Company expects to incur additional losses are forward-looking and involve risks and uncertainties, such as those noted above, which could cause actual results of the Company to differ materially.

RESULTS OF OPERATIONS

  Net Sales

         Net sales for fiscal 1996 were $54.9 million, compared to $126.9 million during fiscal 1995 and $105.6 million in fiscal 1994. The fiscal 1996 decrease of $72.0 million, or 57%, reflects lower unit shipments and average unit pricing as compared to fiscal 1995 due primarily to the introduction by the Company's principal competitors of defibrillators capable of being implanted pectorally. Fiscal 1996 unit shipments decreased approximately 55% from fiscal 1995 levels and average unit prices decreased approximately 3%. As compared to the third quarter of fiscal 1996, unit shipments in the fourth quarter increased approximately 30% and average unit prices increased approximately 4% due to regulatory approval for pectoral implantation of the Cadet. Sales in fiscal 1995 increased compared to fiscal 1994 as a result of increased unit shipments. Sales of defibrillators provided substantially all of the Company's revenues in these periods. A majority of the Company's sales in each period were to hospitals at the request of physicians who used Ventritex defibrillators in combination with a competitor's transvenous defibrillation lead systems. Sales invoiced in foreign currencies are less than 5% of total net sales. The Company currently does not hedge the risk of currency exchange rate fluctuations.

  Gross Profit

         Gross profit for fiscal 1996 was $6.2 million compared to $71.0 million in fiscal 1995 and $59.7 million in fiscal 1994. Gross margin (gross profit as a percent of net sales) was approximately 11% for fiscal 1996, as compared to approximately 56% in both fiscal 1995 and 1994. However, the gross margin was 41% for the fourth quarter of fiscal 1996, reflecting the somewhat stronger sales in the fourth quarter. The decrease in gross profit from fiscal 1995 to fiscal 1996 reflects substantial reductions in unit shipments, increased provisions for excess and obsolete inventory, decreased production levels and lower average unit pricing in the current fiscal year. Fiscal 1996 includes a provision of $17.1 million for potentially excess inventory and cancellation of purchase commitments for components. These provisions resulted from the rapid adoption of competitors' defibrillators that allow pectoral, rather than abdominal, implantation in suitable patients and the approval of additional competitive defibrillator systems labeled for pectoral implantation. The increase in gross profit from fiscal 1994 to fiscal 1995 was primarily due to increases in sales volume and lower per-unit component costs, partially offset by increases in royalty expenses, increased spending to establish leads manufacturing capability and increased provisions for product obsolescence.

         During the first half of fiscal 1996, in anticipation of regulatory approval, the Company began production of its Cadet V-115 defibrillator system and TVL transvenous lead system, and initially experienced shortages of certain critical components due to manufacturing yield problems at its suppliers. As a result, supplies of the Cadet V-115 defibrillator system were limited. There can be no assurance that future production problems will not be encountered in producing the Cadet, expanding production of the Contour and the TVL or establishing production of other new products currently under development. Failure to manufacture new or existing products on a timely and cost effective basis could result in substantial unanticipated expenses, delays in the commercial availability of such products, and could have a material adverse effect on the Company's business, financial condition and results of operations.

         Gross margins have fluctuated historically due to variations in production volume, manufacturing efficiencies, product obsolescence, new product introductions by the Company or its competitors, royalty rates, warranty expense, component price fluctuations, competitive pricing, and other factors. Gross profits may fluctuate in the future in both dollar amount and as a percentage of net sales due to these and other factors, including component part availability, regulatory actions and changes in reimbursement policies by either government or private insurance companies.

         At June 30, 1996, the Company has provided a reserve for potentially excess or obsolete inventory and believes that no loss will be incurred upon its disposition. There can be no assurance, however, that the actual sales will not differ materially from the sales forecast in the near term. The foregoing statements regarding the Company's defibrillators, transvenous lead systems, gross profits and sufficiency of inventory reserves are forward-looking and involve risks and uncertainties, such as those noted above, which could cause actual results of the Company to differ materially.

  Operating Expenses

         Operating expenses were $68.9 million in fiscal 1996 compared to $64.2 million in fiscal 1995 and $52.3 million in fiscal 1994.

         Research and development expenditures increased approximately 11% to $30.8 million in fiscal 1996, compared to $27.7 million in fiscal 1995 and $23.3 million in fiscal 1994. The increase in spending during fiscal 1996 was primarily due to costs associated with early production stages of the Cadet defibrillator system in addition to design costs for Contour, transvenous lead systems and future products. The Company's research and development expenses relate to various research, product and process development, clinical trial and quality assurance activities. Ventritex plans to continue to invest in research and development and expects such expenses to continue to increase in dollar amount in the future.

         Selling, general and administrative expenses increased to $38.1 million in fiscal 1996 from $36.5 million in fiscal 1995 and $28.9 million in fiscal 1994. The increase for fiscal 1996 reflects increases in amortization costs of external equipment to support defibrillators (which are supplied to customers on long-term loan, typically at no charge, in accordance with industry practice) and the expenses of a direct operating subsidiary in Germany formed in fiscal 1996. These increases were partially offset by decreases in compensation expense, commission expenses as a result of decreased revenues as discussed above, insurance expense, software system implementation costs and the impact of provisions for potential doubtful accounts. Management incentive bonuses were not accrued, and provisions for potential doubtful accounts were not booked in fiscal 1996, while such accruals and provisions were booked in fiscal 1995. Legal expenses decreased approximately $0.3 million from fiscal 1995 to fiscal 1996, but are expected to increase significantly in future periods as the Intermedics litigation moves beyond jurisdictional matters. Fiscal 1995 expenses were greater than those of fiscal 1994 due to increased staffing and associated expenses, amortization costs of external equipment, costs associated with implementation of a new software system, research grants and donations, insurance expense and costs related to unit sales volume increase.

  Other Income

         Other income, consisting primarily of interest income, was $2.7 million in fiscal 1996 compared to $3.3 million and $1.6 million in fiscal 1995 and fiscal 1994, respectively. Fluctuations in interest income reflect changes in invested cash balances and interest rates.

  Income Taxes

         The Company has established a valuation allowance for deferred tax assets resulting from operating losses incurred in fiscal 1996 and fiscal 1994; accordingly no tax benefits were recorded in such years. For fiscal 1995, the provision for income taxes was 10% of pre-tax income, reflecting the benefit from the utilization of tax net operating loss carryforwards.

FLUCTUATIONS IN OPERATING RESULTS; PROFITABILITY UNCERTAIN; VOLATILITY OF STOCK PRICE

         The Company incurred net losses from its inception in January 1985 through the year ended June 30, 1993, incurred net losses from the fourth quarter of fiscal 1995 through fiscal 1996, expects to incur a net loss for the first quarter of fiscal 1997 and may incur a net loss for the first half of fiscal 1997. If regulatory approval to market the Contour in the United States is not obtained on a timely basis or at all, the Company's results of operations will be adversely affected. There can be no assurance that the FDA will approve the Contour for marketing in the U.S. on a timely basis, if at all. Results of operations have varied and may continue to fluctuate significantly from quarter to quarter and will depend upon numerous factors including timing of regulatory approvals, market acceptance of the Company's products, introductions of new products with advanced features by the Company or its competitors, technological advances in the treatment of arrhythmias, the
outcome of intellectual property litigation and competition.   Sales have
fluctuated significantly in the past, especially in fiscal 1995 and fiscal 1996, as competitors introduced products with advanced features. The Company's gross margins will be dependent on production volumes, manufacturing efficiencies, royalties under patent license agreements, warranty expense, component price fluctuations, competitive pricing, varying product sales mix and other factors.

There can be no assurance that gross margins will improve in the future. In addition, a significant portion of the Company's operating expenses are relatively fixed in nature and planned expenditures are based, in part, on anticipated orders. Any inability to adjust spending quickly enough to compensate for revenue shortfalls may magnify the adverse impact of such revenue shortfall on the Company's results of operations. Furthermore, there can be no assurance that the Company will achieve profitability in the future or that profitability, if achieved, will be sustained.

         The market price of the Company's Common Stock has been and is likely to continue to be highly volatile. In addition, the stock market and the medical technology sector in particular have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in the Company's operating results, shortfalls in revenue or earnings from levels expected by securities analysts, new product introductions by the Company or its competitors, announcements of technological innovations or new products by the Company or its competitors, governmental regulation, developments with respect to patents or proprietary rights and litigation relating thereto, public concern as to the safety of products developed by the Company or others and general market conditions may have a significant adverse effect on the market price of the Common Stock.

         Substantially all of the shares of Common Stock held by current stockholders of the Company are eligible for immediate sale in the public market, subject in some cases to the public information, manner of sale, volume limitation and notice of sale provisions of federal securities laws. Future sales of such shares could lead to a decline in the market price of the Common Stock.

         The foregoing statements regarding the Company's operating results are forward-looking and involve risks and uncertainties, such as those noted above, which could cause actual results of the Company to differ materially.

LIQUIDITY AND CAPITAL RESOURCES

         Cash and equivalents and short-term investments totaled $22.6 million at June 30, 1996, compared to $73.9 million at June 30, 1995. The decrease of $51.3 million reflects cash used in operations of $43.1 million and investments in capital equipment and leasehold improvements of $9.1 million partially offset by proceeds from exercise of stock options and an employee stock purchase plan of $1.6 million.

         In view of current and anticipated capacity requirements, the Company expects capital expenditures of approximately $6.0 million in fiscal 1997, compared with $9.1 million in fiscal 1996 and $13.4 million in fiscal 1995. Fiscal 1997 capital expenditures are expected to be made principally in connection with the purchase of new equipment.

         The Company's liquidity and capital requirements will depend on numerous factors, including the extent to which the Company's existing and future products gain market acceptance, the duration and magnitude of operating losses, FDA regulatory actions, changes in health care reimbursement policies and intellectual property litigation to which the Company is or may become a party. The Company believes that its existing cash, cash equivalents and short-term investment balances, combined with cash forecasted to be generated from operations, will be sufficient to meet capital requirements through at least fiscal 1997. In addition, the Company intends to issue convertible debt during the first quarter of 1997, which offering, if successfully completed, will provide sufficient capital for the foreseeable future. Should 1997 results of operations fall significantly short of forecasted levels and should the convertible debt offering not be completed as anticipated, the Company would be required to restructure its operations in order to preserve liquidity. Such restructuring could include delaying product development efforts, reducing or delaying capital expenditures, reducing personnel related costs, and other similar actions. In addition, the Company may use other means of financing, including the issuance of equity
securities or debt, if necessary or financially advantageous.   The foregoing
statements regarding the sufficiency of the Company's capital resources to meet its liquidity needs are forward- looking and involve risk and uncertainties, such as those noted above, which could cause actual results of the Company and the period of time for which such capital resources are sufficient to differ materially.

                                VENTRITEX, INC.

                          CONSOLIDATED BALANCE SHEETS
                    (In thousands, except per share amounts)


                                     ASSETS

                                                                                            June 30,
                                                                                  -----------------------------
                                                                                    1996                 1995
                                                                                  ---------            --------
Current assets:
  Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . .     $   9,299            $ 34,942
  Short-term investments  . . . . . . . . . . . . . . . . . . . . . . . . . .        13,254              39,006
  Accounts receivable, net of allowance for doubtful accounts of $484 . . . .        10,658              11,376
  Inventories . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        15,427              17,103
  Prepaid expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         1,030               1,242
  Other current assets  . . . . . . . . . . . . . . . . . . . . . . . . . . .           319                 533
                                                                                  ---------            --------
     Total current assets   . . . . . . . . . . . . . . . . . . . . . . . . .        49,987             104,202
Equipment and leasehold improvements, net . . . . . . . . . . . . . . . . . .        22,655              26,119
Other assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           819                  18
                                                                                  ---------            --------
     Total assets   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  73,461            $130,339
                                                                                  =========            ========

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $   8,027            $  3,541
  Accrued employee compensation . . . . . . . . . . . . . . . . . . . . . . .         2,548               4,879
  Accrued royalties . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         1,869               2,200
  Accrued warranty  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         1,721               1,647
  Other accrued expenses  . . . . . . . . . . . . . . . . . . . . . . . . . .         4,409               4,801
  Deferred other income . . . . . . . . . . . . . . . . . . . . . . . . . . .           927                 927
                                                                                  ---------            --------
   Total current liabilities  . . . . . . . . . . . . . . . . . . . . . . . .        19,501              17,995

Commitments and contingencies
Stockholders' equity:
  Preferred stock, par value $.001,  5,000 shares authorized,
   none issued and outstanding  . . . . . . . . . . . . . . . . . . . . . . .            --                  --
  Common stock, par value $.001,  35,000 shares authorized, 20,878 shares and 20,643 shares issued and outstanding in 1996 and 1995,
    respectively  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            21                  21
  Additional paid-in capital  . . . . . . . . . . . . . . . . . . . . . . . .       158,900             157,303
  Accumulated deficit . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (104,961)            (44,980)
                                                                                  ---------            --------
     Total stockholders' equity   . . . . . . . . . . . . . . . . . . . . . .        53,960             112,344
                                                                                  ---------            --------
     Total liabilities and stockholders' equity   . . . . . . . . . . . . . .     $  73,461            $130,339
                                                                                  =========            ========





                 See Notes to Consolidated Financial Statements

                                VENTRITEX, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands except per share amounts)


                                                                               Year Ended June 30,
                                                                     ------------------------------------------
                                                                       1996             1995              1994
                                                                     --------         --------         --------
Net sales . . . . . . . . . . . . . . . . . . . . . . . . . .        $ 54,942         $126,922         $105,616
Cost of sales . . . . . . . . . . . . . . . . . . . . . . . .          48,774           55,960           45,947
                                                                     --------         --------         --------
  Gross profit  . . . . . . . . . . . . . . . . . . . . . . .           6,168           70,962           59,669

Operating expenses:

  Research and development  . . . . . . . . . . . . . . . . .          30,796           27,716           23,334

  Selling, general and administrative . . . . . . . . . . . .          38,100           36,513           28,947
                                                                     --------         --------         --------
   Total operating expenses   . . . . . . . . . . . . . . . .          68,896           64,229           52,281
                                                                     --------         --------         --------
     Income (loss) from operations  . . . . . . . . . . . . .         (62,728)           6,733            7,388

Other income (expense)
  Interest income . . . . . . . . . . . . . . . . . . . . . .           2,804            3,366            1,548
  Interest expense  . . . . . . . . . . . . . . . . . . . . .              --               (8)             (42)
  Other income (expense)  . . . . . . . . . . . . . . . . . .             (57)             (83)              85
                                                                     --------         --------         --------
   Other income, net  . . . . . . . . . . . . . . . . . . . .           2,747            3,275            1,591
                                                                     --------         --------         --------
Income (loss) before provision for income taxes                       (59,981)          10,008            8,979
Provision for income taxes                                                 --            1,000               --
                                                                     --------         --------         --------
Net income (loss)                                                    $(59,981)        $  9,008         $  8,979
                                                                     ========         ========         ========
Net income (loss) per share                                          $  (2.89)        $   0.43         $   0.44

Shares used in per share calculation                                   20,752           20,853           20,611





                 See Notes to Consolidated Financial Statements

                                VENTRITEX, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (In thousands)

                                                                                Receivable
                                           Common Stock           Paid  in         from        Accumulated
                                        Shares       Amount       Capital      Stockholders      Deficit         Total
                                        ------      ---------     --------     ------------    -----------      --------
Balance at June 30, 1993  . . . . .     18,144      $ 110,580           --       $    (12)      $  62,967)      $ 47,601
Sales of common stock . . . . . . .        494          1,966           --             12              --          1,978
Sale of common stock in follow-on
  public offering, net of
  underwriting discounts and
  issuance costs of $2,844  . . . .      1,450         42,815           --             --              --         42,815
Net income  . . . . . . . . . . . .         --             --           --             --           8,979          8,979
                                        ------      ---------     --------       --------       ---------       --------

Balance at June 30, 1994  . . . . .     20,088        155,361           --             --         (53,988)       101,373
Sales of common stock . . . . . . .        555          1,963           --             --              --          1,963
Reincorporation in Delaware . . . .         --       (157,303)     157,303             --              --             --
Net income  . . . . . . . . . . . .         --             --           --             --           9,008          9,008
                                        ------      ---------     --------       --------       ---------       --------

Balance at June 30, 1995  . . . . .     20,643             21      157,303             --         (44,980)       112,344
Sales of common stock . . . . . . .        235             --        1,597                             --          1,597
Net loss  . . . . . . . . . . . . .         --             --           --             --         (59,981)       (59,981)
                                        ------      ---------     --------       --------       ---------       --------

Balance at June 30, 1996  . . . . .     20,878      $      21     $158,900             --       $(104,961)      $ 53,960
                                        ======      =========     ========       ========       =========       ========





                 See Notes to Consolidated Financial Statements

                                VENTRITEX, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                                Year Ended June 30,
                                                                         --------------------------------------
                                                                           1996           1995           1994
                                                                         --------       --------       --------
Increase (decrease) in cash and cash equivalents
Operating activities:
  Net income (loss)  . . . . . . . . . . . . . . . . . . . . . . .       $(59,981)      $  9,008       $   8,979
  Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
    Depreciation and amortization  . . . . . . . . . . . . . . . .         12,487          8,204           3,964
    Loss from disposal of equipment  . . . . . . . . . . . . . . .             48            168              --
    Changes in operating assets and liabilities:
      Accounts receivable  . . . . . . . . . . . . . . . . . . . .            718          6,146        (10,020)
      Inventories  . . . . . . . . . . . . . . . . . . . . . . . .          1,676          6,043         (2,913)
      Prepaid expenses and other current assets  . . . . . . . . .            426            217         (1,188)
      Accounts payable, accrued warranty, and other accrued
        expenses . . . . . . . . . . . . . . . . . . . . . . . . .          4,168          3,269          1,196
      Accrued employee compensation  . . . . . . . . . . . . . . .         (2,331)           736          2,364
      Accrued royalties  . . . . . . . . . . . . . . . . . . . . .           (331)        (1,331)         2,741
      Accrued intellectual property settlements  . . . . . . . . .             --             --        (18,600)
                                                                         --------       --------       --------
       Net cash provided by (used in) operating activities . . . .        (43,120)        32,460        (13,477)

Investing activities:
  Purchase of short-term investments . . . . . . . . . . . . . . .        (37,623)       (83,293)       (35,551)
  Proceeds from maturities of short-term investments . . . . . . .         63,375         67,472         12,366
  Acquisition of equipment and leasehold improvements  . . . . . .         (9,071)       (13,415)       (10,713)
  Change in other assets . . . . . . . . . . . . . . . . . . . . .           (801)            11             (5)
                                                                         --------       --------       --------
   Net cash provided by (used in) investing activities  . . . . .          15,880        (29,225)       (33,903)
Financing activities:
  Proceeds from follow-on common stock offering, net  . . . . . .              --             --         42,815
  Proceeds from sales of common stock . . . . . . . . . . . . . .           1,597          1,963          1,978
  Principal payments under capital lease obligations  . . . . . .              --            (70)          (124)
                                                                         --------       --------       --------
   Net cash provided by financing activities  . . . . . . . . . .           1,597          1,893         44,669
Increase (decrease) in cash and cash equivalents  . . . . . . . .         (25,643)         5,128         (2,711)
Cash and cash equivalents at beginning of year  . . . . . . . . .          34,942         29,814         32,525
                                                                         --------       --------       --------
Cash and cash equivalents at end of year  . . . . . . . . . . . .        $  9,299       $ 34,942       $ 29,814
                                                                         ========       ========       ========
Supplemental Cash Flow Information
Cash paid for:
  Interest  . . . . . . . . . . . . . . . . . . . . . . . . . . .        $     --       $      8       $     42

  Income taxes  . . . . . . . . . . . . . . . . . . . . . . . . .        $     65       $    689       $     --






                 See Notes to Consolidated Financial Statements

                                VENTRITEX, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Business and Organization -- Ventritex, Inc., a Delaware corporation, and its wholly-owned subsidiaries (the Company) designs, develops, manufactures and sells implantable defibrillators and related products for the treatment of ventricular tachycardia and ventricular fibrillation. Implantable defibrillators are generally purchased by hospitals upon the recommendation of electrophysiologists. The principal markets for the Company's products are the United States and Europe.

         The implantable defibrillator market is characterized by rapid technological change and intense competition. As a result of the commercial release by competitors of pectorally implantable defibrillators in 1995, the Company experienced a significant decline in market share and revenues during fiscal 1996, resulting in a net loss of $60 million. The Company believes that its recently approved products and products currently awaiting regulatory approval will lead to increased revenues and improved cash flows from operations.

         The Company believes that its existing cash, cash equivalents and short-term investment balances, combined with cash forecasted to be generated from operations, will be sufficient to meet capital requirements through at least fiscal 1997. In addition, the Company intends to issue convertible debt during the first quarter of fiscal 1997, which offering, if successfully completed, will provide sufficient capital for the foreseeable future. Should fiscal 1997 results of operations fall significantly short of forecasted levels and should the convertible debt offering not be completed as anticipated, the Company would be required to restructure its operations in order to preserve liquidity. Such restructuring could include delaying product development efforts, reducing or delaying capital expenditures, reducing personnel related costs, and other similar actions. In addition, the Company may use other means of financing, including the issuance of equity securities or debt, if necessary or financially advantageous.

         The Company has entered into licensing arrangements which require the payment of royalties on sales of defibrillators. Certain of these licenses contain significant restrictions that may have the effect of preventing or substantially impeding an acquisition of, change-of-control of, or minority investment in, the Company.

         The Company's products include components that must meet strict quality standards. The Company currently has sole source supply arrangements for a number of critical components. Although management believes that alternative sources of supply are available for most components and subcontracted manufacturing services, the time required to locate and qualify other suppliers could cause a delay in manufacturing that may be financially disruptive to the Company.

         Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The market for implantable defibrillator is subject to rapid technological change and obsolescence of inventory. Any product developed by the Company that gains approval from the United States Food and Drug Administration will have to compete for market acceptance and market share. An important factor in such competition may be the timing of market introduction of competitive products. Management has developed a sales forecast based upon the expected timing of regulatory approval and market acceptance of its products and those of competitors. At June 30, 1996, the Company has provided a reserve for potentially excess or obsolete inventory and believes that no loss will be incurred upon its disposition. There can be no assurance, however, that the actual sales will not differ materially from the sales forecast in the near term.

         Basis of Presentation -- The accompanying consolidated financial statements include the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The functional currency for the Company's foreign subsidiaries is the U.S. dollar. The Company currently does not hedge the risk of currency exchange rate fluctuations. Foreign currency losses were $46,000, $14,000, and $8,000 for the fiscal years ended June 30, 1996, 1995 and 1994, respectively

         Cash Equivalents -- The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

         Investments -- The Company invests in short-term debt securities consisting of commercial paper with maturities of less than twelve months and overnight deposits (including repurchase agreements for which, due to their short term nature, the Company normally does not take possession of the underlying securities). Due to the short duration to maturity, the cost basis of these securities materially approximates their fair market value. By policy, all investments have a minimum short-term investment rating of A-1 or P-1. As of June 30, 1996, one investment represented 24% of total investments; this investment matured in July 1996. No other issuer represented greater than 12% of total investments.

         The Company classifies all investments as "available-for-sale". Available-for-sale securities are carried at fair value based upon quoted market prices, with the unrealized gains and losses (if significant) reported in a separate component of stockholders' equity.

         Inventories -- Inventories are valued at the lower of cost (first-in, first-out method) or market.

         Equipment and Leasehold Improvements -- Equipment, including capital equipment leases, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Equipment is depreciated by the straight-line method over estimated useful lives of three to seven years. Leasehold improvements are amortized by the straight-line method over the shorter of the life of the related asset or the term of the lease. Depreciation expense includes amortization of capital leases and leasehold improvements.
The Company periodically reviews the useful lives of specific property and equipment based upon changes in technology and products. In fiscal 1996, as a result of such a review, the Company recorded additional depreciation expense of $3.0 million related to certain equipment.

         Other Assets -- At June 30, 1996, other assets is comprised primarily of an $800,000 note receivable from an officer of the Company. The note bears interest at 5.33%, is due in April 1998 and is secured by shares of the Company's stock held by the officer and other assets. The carrying value of the note materially approximates its fair value based on a discounted cash flow analysis.

         Warranty -- The Company warrants its implantable defibrillators for three years or 100 high voltage capacitor charges. A provision for future warranty costs is recorded based on management estimates.

         Revenue Recognition -- Revenue from sales of the Company's products is recognized upon receipt of a purchase order and shipment of the product.

         Net Income (Loss) Per Share -- Net income (loss) per share is computed using the weighted average number of shares of common stock outstanding and common equivalent shares, if dilutive.

         Accounting for Long-Lived Assets -- In 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which standardizes the accounting practices for the recognition and measurement of impairment losses on certain long-lived assets. The Company will adopt Statement No. 121 in the first quarter of fiscal 1997 and, based on current circumstances, does not believe the effect of adoption will be material.

         Stock-Based Compensation -- The Company accounts for stock options under Accounting Principles Board No. 25. In 1995, the FASB issued Statement of Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Under this standard, the Company will provide expanded disclosures reflecting the amount of compensation expense related to stock-based compensation, including pro forma net income and earnings per share, beginning in fiscal 1997.

NOTE 2:  SHORT-TERM INVESTMENTS

         Short-term investments, at amortized cost, which approximate fair value, are comprised of the following:

                   (in thousands)                                                    June 30,
                                                                             ------------------------
                                                                              1996             1995
                                                                             -------         --------
                      Overnight deposits                                     $ 1,639         $ 12,155
                      Overnight repurchase agreements                          5,670           13,990
                      U.S. government obligations                              3,521               --
                      Commercial paper                                         9,733           41,470
                                                                             -------         --------
                        Total available-for-sale investments                  20,563           67,615
                        Less cash equivalent investments                      (7,309)         (28,609)
                                                                             -------         --------
                      Short-term investments                                 $13,254         $ 39,006
                                                                             =======         ========

         During the years ended June 30, 1996 and 1995, there were no sales prior to maturity and therefore no realized gains or losses.

NOTE 3:  CONSOLIDATED BALANCE SHEET COMPONENTS

         Certain balance sheet components are as follows:

                                                                                    June 30,
                                                                            -------------------------
                   (in thousands)                                             1996             1995
                                                                            --------         --------
                      Inventories:
                        Raw materials                                       $  7,895         $  4,698
                        Work-in-process                                        3,091            8,121
                        Finished goods                                         4,441            4,284
                                                                            --------         --------
                                                                            $ 15,427         $ 17,103
                                                                            ========         ========
                      Property, plant, and equipment:
                        Equipment                                           $ 44,347         $ 34,660
                        Leasehold improvements                                 7,182            7,077
                        Construction in process                                  978            2,099
                                                                            --------         --------
                                                                              52,507           43,836
                      Less:  accumulated depreciation
                         and amortization                                    (29,852)         (17,717)
                                                                            --------         --------
                                                                            $ 22,655         $ 26,119
                                                                            ========         ========

NOTE 4:  STOCKHOLDERS' EQUITY

    Stock Option Plans and Stock Purchase Plan

         Under the 1995 Stock Option Plan, the Company may grant incentive stock options and non-statutory stock options to employees and consultants. Options may be granted to purchase common stock at exercise prices that will be no less than the fair market value of the stock at the grant date, as determined by the Board of Directors, and with terms of five to ten years. The options generally become exercisable over four years from the date of grant.

         Under the Director Option Plan, non-employee directors of the Company ("Outside Directors") receive nondiscretionary, automatic option grants exercisable for 15,000 shares upon their initial election to the Board of Directors and on July 1 of each year thereafter exercisable for 5,000 shares, provided that the first such automatic grant on July 1, 1996 will be exercisable for 7,500 shares. Options granted to Outside Directors have a term of ten years from the date of grant and have an exercise price equal to the closing price of the Company's common stock on the last trading day prior to the date of the grant. Initial options to Outside Directors become exercisable ratably over 36 months and subsequent annual grants become exercisable ratably over twelve months.

         The following is a summary of activity during fiscal 1994, 1995 and 1996 under all of the Company's plans:

                                                                                                     Aggregate
                                 Shares Available      Shares Subject       Exercise Price         Exercise Price
                                    for Grant            to Options           per Share            (In thousands)
                                 ----------------      --------------      ---------------         --------------
Balance at June 30, 1993                37,388            1,933,409        $ 0.40 - $37.75           $  19,965
   Authorized                          900,000                   --               --                        --
   Granted                            (445,609)             445,609        $17.25 - $43.87              11,857
   Exercised                                --             (450,354)       $ 0.40 - $29.50              (1,126)
   Canceled                             75,329              (75,329)       $ 0.47 - $43.87              (1,184)
                                    ----------            ---------        ---------------           ---------

Balance at June 30, 1994               567,108            1,853,335        $ 0.40 - $43.87           $  29,512
   Authorized                        1,900,000                   --               --                        --
   Granted                            (829,077)             829,077        $14.06 - $28.75              18,054
   Exercised                                --             (491,836)       $ 0.47 - $26.00                (854)
   Canceled                            136,447             (136,447)       $ 0.40 - $43.87              (3,348)
   Plan shares expired                (199,128)                  --               --                        --
                                    ----------            ---------        ---------------           ---------

Balance at June 30, 1995             1,575,350            2,054,129        $ 1.00 - $43.87           $  43,364
   Authorized                               --                   --               --                        --
   Granted                          (1,009,845)           1,009,845        $15.63 - $21.50              16,243
   Exercised                                --             (153,870)       $ 1.00 - $17.25                (416)
   Canceled                            198,500             (198,500)       $ 1.00 - $43.87              (4,995)
   Plan shares expired                (149,298)                  --               --                        --
                                    ----------            ---------        ---------------           ---------

Balance at June 30, 1996               614,707            2,711,604        $ 1.00 - $43.87           $  54,196
                                    ==========            =========        ===============           =========

         At June 30, 1996, 1,093,616 of the options outstanding were exercisable. At June 30, 1995, 796,540 of the options outstanding were exercisable.

         The Company has a 1991 Employee Stock Purchase Plan for which a total of 325,000 shares of common stock have been authorized for issuance. Eligible employees may invest up to 10% of compensation through payroll deductions and purchase shares of the Company's stock at 85% of fair market value at specified dates.

The Company has issued 206,732 shares since inception of the plan, including 80,808 shares during the fiscal year ended June 30, 1996.

    Stockholder Rights Plan

         Under the Company's Stockholder Rights Plan, one preferred share purchase right (a "Right") is attached to each share of common stock of the Company. Each Right will entitle stockholders to purchase 1/1000 of a share of Series A participating preferred stock of the Company, a designated series of preferred stock for which each 1/1000 of a share has economic attributes and voting rights equivalent to one share of the Company's common stock, at an exercise price of $100. The Rights only become exercisable in certain limited circumstances involving acquisitions of or tender offers for 15% or more of the Company's capital stock. For a limited period of time after the announcement of any such acquisition or offer, the Rights are redeemable at a price of $.01 per Right. After becoming exercisable, in certain more limited circumstances, each Right entitles its holder to purchase for $100 an amount of common stock of the Company, or in certain circumstances, securities of the acquiror, having a then current market value equal to $200. The Rights expire on August 16, 2004.


NOTE 5:  LEASE AND PURCHASE COMMITMENTS

The Company leases facilities and equipment under noncancelable lease agreements. Future minimum lease payments at June 30, 1996 were as follows:

                                                                           OPERATING LEASES
                                                                           ----------------
                                                                            (In thousands)
              1997  . . . . . . . . . . . . . . . . . . . . . . . . . . .       $ 1,451
              1998  . . . . . . . . . . . . . . . . . . . . . . . . . . .         1,516
              1999  . . . . . . . . . . . . . . . . . . . . . . . . . . .         1,505
              2000  . . . . . . . . . . . . . . . . . . . . . . . . . . .           798
                                                                                -------
              Total minimum lease payments  . . . . . . . . . . . . . . .       $ 5,270
                                                                                =======

         The Company leases its facilities under non-cancelable lease agreements that extend through December 2000. Rental expense totaled approximately $1,377,000, $1,351,000 and $1,033,000 for fiscal years ended June 30, 1996, 1995 and 1994, respectively.

         At June 30, 1996, the Company had approximately $7,000,000 in non-cancelable commitments with suppliers to provide components in the normal course of business.

NOTE 6:  INCOME TAXES

         The provision for income tax consists of the following:

         (In thousands)                                         1996             1995             1994
                                                              --------          -------          -------
           Current
              Federal                                         $     --          $   349          $    --
              State                                                 --              651               --
                                                              --------          -------          -------
                                                              $     --          $ 1,000          $    --
                                                              ========          =======          =======

         The reconciliation of income tax provision (benefit) computed at the U.S. federal statutory rate to the provision for income taxes is as follows:

         (In thousands)                                         1996             1995             1994
                                                              --------          -------          -------
         Tax provision (benefit) at U.S. statutory            $(20,394)         $ 3,503          $ 3,053
         State taxes net of federal benefit                         --              423               --
         Utilization of tax net operating loss
           carryforwards                                                         (6,835)              --
         Valuation allowance for deferred tax assets            20,394            3,793           (3,053)
         Other                                                      --              116               --
                                                              --------          -------          -------
                                                              $     --          $ 1,000          $    --
                                                              ========          =======          =======

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets for federal and state income taxes are as follows:

         (In thousands)                                                                June 30,
                                                                              -------------------------
                                                                                1996             1995
                                                                              --------         --------
         Deferred tax assets:
           Net operating loss carryforwards                                   $ 33,960         $ 17,408
           Tax credit carryforwards                                              3,418            3,347
           Accrued liabilities                                                   2,612            2,666
           Inventory reserves                                                    8,168            6,247
           Capitalized research and development costs                            2,027            2,761
           Other                                                                 2,601            1,252
                                                                              --------         --------
                                                                                52,786           33,681
           Valuation allowance                                                $(52,786)        $(33,681)
                                                                              --------         --------
                                                                              $     --         $     --
                                                                              ========         ========

         Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, a valuation allowance, in an amount equal to the net deferred tax assets as of June 30, 1996 and 1995, has been established to reflect these uncertainties.

         Approximately $10,238,000 of the deferred tax assets subject to the valuation allowance at June 30, 1996 relates to the tax benefits of stock option deductions. These benefits, when realized, will be credited directly to stockholders' equity and will not reduce the provision for income taxes. The change in valuation allowance was a net increase of $19,105,000 and $1,028,000 for fiscal years 1996 and 1995, respectively.

         At June 30, 1996, the Company has net operating loss and research and development tax credit carryforwards for federal tax purposes of approximately $99,882,000 and $2,806,000, respectively, that will expire through 2011 if not utilized. In addition, the Company has a federal minimum tax credit carryover of $454,000 and a California investment tax credit carryforward of $240,000.


NOTE 7:  LITIGATION

         The Company is currently in litigation with one of its competitors, Intermedics, Inc. In response to threats from Intermedics, the Company filed a declaratory judgment action in the United States District Court in the Northern District of California in January 1993, asking the court to declare that certain patents which Intermedics had asserted were being infringed by the Company were, in fact, invalid, unenforceable or not infringed. Intermedics then filed several actions in the United States District Court in the Southern District of Texas alleging infringement by the Company of nine Intermedics patents. Initially, this litigation was focused on procedural issues relating to whether the dispute would be tried in California or Texas. On October 12, 1994, the United States District Court for the Northern District of California denied Intermedics motion to transfer Ventritex's pending suits to Texas and granted Ventritex's motion to enjoin Intermedics from further prosecution of its aforementioned suits in Texas. The United States District Court for the Southern District of Texas thereafter issued an order transferring to California all of the Texas cases which Intermedics had served upon Ventritex. The Court has indicated that the trial in connection with the above described actions will begin May 5, 1997.

         The Company filed a further action in the Northern District of California in July 1993 seeking a declaratory judgment that the patents that Intermedics has asserted against the Company are not infringed by Ventritex, are invalid and are unenforceable. This action, which was filed against Intermedics, its parent and affiliate companies, SulzerMedica and Sulzer, Inc., seeks damages based upon claims for antitrust law violations, malicious prosecution, conspiracy and breach of contract. Intermedics, SulzerMedica and Sulzer, Inc. have moved to stay or dismiss the Company's damage claims, and the Court ordered that certain of these claims be dismissed without prejudice and that others be stayed pending determination of other issues in the parties' various lawsuits.

         In the above actions, Intermedics seeks judgments against Ventritex for damages, attorneys fees and injunctive relief. It is expected that Intermedics will, during the course of the litigation, seek to obtain various types of pretrial relief which include, but are not limited to, summary judgments, dismissals of Ventritex's claims and preliminary injunctions. In January 1995, Intermedics filed a motion for partial summary judgment and for issuance of a preliminary injunction based on alleged infringement of one of its patents. Ventritex vigorously contested these motions and requested the United States Patent and Trademark Office to conduct a reexamination of claim 28 of Intermedics U.S. Patent No. 4,880,005 upon which these motions are based. The Court denied Intermedics' partial summary judgment motion, and, as a result, Intermedics' preliminary injunction request was withdrawn. The Patent Office, on May 28, 1996, issued a second final rejection of claim 28 of the 4,880,005 patent. Intermedics subsequently requested reconsideration of the
final rejection.   As a result of this reconsideration, on August 5, 1996  the
United States Patent and Trademark Office reissued the 4,880,005 patent with claim 28 intact. The Company believes that Intermedics will make renewed efforts to obtain partial summary judgment and a preliminary injunction. On June 6, 1996, Intermedics filed with the United States Patent and Trademark Office a request for reexamination of U.S. Patent No. 4,830,006 and on June 7, 1996, Intermedics filed a request for reexamination of U.S. Patent No, 4,913,145. Both patents are being asserted by Intermedics against the Company. The requests are based on references identified by Ventritex as being pertinent to the patents in response to discovery requests by Intermedics.

         Since the Company brought a declaratory relief action against Intermedics in January 1993, Intermedics has filed suits against the Company's two principal competitors, Medtronic and CPI, alleging infringement of several of the same patents which it has asserted against the Company. None of these actions has yet been set for trial.

         In addition to its patent infringement claims, Intermedics had previously alleged trade secret misappropriation and related acts by the Company and two of its officers, who were formerly employees of Intermedics. In this lawsuit, the Company filed counterclaims against Intermedics for infringement of two of Ventritex's patents. These counterclaims are still pending. Certain of the trade secret misappropriation and related claims were tried in 1992 before a United States District Court jury in San Francisco. The jury returned a unanimous verdict in favor of the Company and its officers and found that Intermedics had acted in bad faith in continuing to pursue the trade secret misappropriation claims. The Court set aside the bad faith portion of the verdict based on Intermedics claim of an erroneous jury instruction. A new trial on the bad faith issue has been ordered, but no trial date has been set. The judgment dismissed all of Intermedics trade secret claims against the Company and its officers and was affirmed on appeal.

         In addition to the above-mentioned litigation, the Company is also involved in other litigation in the normal course of business. Although an adverse determination in the Intermedics proceedings or in other litigation or administrative proceedings could have a material adverse effect on the Company, based upon the nature of the claims made and the investigation completed to date, the Company believes the outcome of the described actions will not have a material adverse effect on the financial position or results of operations of the Company.


NOTE 8:  EMPLOYEE BENEFIT PLAN

         The Company sponsors an employee salary deferral plan that allows voluntary contributions by employees after completion of six months of service. Eligible employees may elect to contribute from 2% to 15% of their respective compensation, and the Company at its discretion may elect to make matching contributions. During fiscal 1995, the Company matched 50% of the first 6% of an employee's contributions to a maximum of $1,000 per calendar year. In fiscal 1996, the Company continued to match an employee's contribution on the same basis to a maximum of 50% of the annual limits on salary deferrals established by tax regulations. The Company's fiscal 1995 and 1996 contributions under this plan were approximately $419,000 and $659,000, respectively.


NOTE 9:  CONCENTRATION OF CREDIT RISK

         The Company sells primarily to hospitals. In the fiscal year ended June 30, 1996, one customer accounted for 10% of net sales. In the fiscal years ended June 30, 1995 and 1994, no customer accounted for more than 10% of sales. The Company performs ongoing credit evaluations of its customers, but does not require collateral. The Company maintains reserves for potential credit losses, and to date such losses have been within management's expectations.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Ventritex, Inc.

         We have audited the accompanying consolidated balance sheets of Ventritex, Inc. as of June 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ventritex, Inc. at June 30, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

                                        /s/ ERNST & YOUNG LLP


Palo Alto, California
July 25, 1996