Form 10-K/A, Exhibit 13
period 1996-06-30
VENTRITEX INC
filed 1996-09-11
CIK 793354

                                                                    EXHIBIT 13.1

      PORTIONS OF ANNUAL REPORT TO STOCKHOLDERS INCORPORATED BY REFERENCE

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                               1996        1995       1994       1993       1992
                                             ---------   --------   --------   --------   --------
                                               (IN THOUSANDS EXCEPT PER SHARE AND EMPLOYEE DATA)
OPERATING RESULTS FOR THE YEAR:
Net sales..................................  $  54,942   $126,922   $105,616   $ 25,116   $  9,479
Cost of sales..............................     48,774     55,960     45,947     17,029      5,039
                                                ------     ------     ------     ------     ------
  Gross profit.............................      6,168     70,962     59,669      8,087      4,440
Operating Expenses:
  Research and development.................     30,796     27,716     23,334     12,940      8,399
  Selling, general and administrative......     38,100     36,513     28,947     12,974      4,487
  Intellectual property settlements........         --         --         --     18,600         --
                                                ------     ------     ------     ------     ------
     Total operating expenses..............     68,896     64,229     52,281     44,514     12,886
Income (loss) from operations..............    (62,728)     6,733      7,388    (36,427)    (8,446)
Other income, net..........................      2,747      3,275      1,591      3,111      1,405
Income (loss) before provision for income
  taxes....................................    (59,981)    10,008      8,979    (33,316)    (7,041)
Provision for income taxes.................         --      1,000         --         --         --
                                                ------     ------     ------     ------     ------
Net income (loss)..........................    (59,981)     9,008      8,979    (33,316)    (7,041)
Net income (loss) per share................  $   (2.89)  $   0.43   $   0.44   $  (1.85)  $  (0.48)
Shares used in per share calculation.......     20,752     20,853     20,611     17,992     14,606
FINANCIAL POSITION AT JUNE 30:
Working capital............................  $  30,486   $ 86,207   $ 80,268   $ 33,321   $ 74,355
Total assets...............................     73,461    130,339    116,764     75,415     84,825
Accumulated deficit........................   (104,961)   (44,980)   (53,988)   (62,967)   (29,651)
Stockholders' equity.......................  $  53,960   $112,344   $101,373   $ 47,601   $ 80,242
ADDITIONAL INFORMATION:
Number of employees........................        548        511        500        355        157
Capital spending...........................  $   9,071   $ 13,415   $ 10,713   $ 10,457   $  5,451

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


     The Company's liquidity and capital requirements will depend on numerous factors, including the extent to which the Company's existing and future products gain market acceptance, the duration and magnitude of operating losses, FDA regulatory actions, changes in health care reimbursement policies and intellectual property litigation to which the Company is or may become a party. In August 1996, the Company completed a public offering of $57.5 million aggregate principal amount of 5 3/4% Convertible Subordinated Notes due August 15, 2001. The Company believes that its existing cash, cash equivalents and short-term investment balances, combined with cash forecasted to be generated from operations, will be sufficient to meet its capital requirements for the foreseeable future. Should fiscal 1997 results of operations fall significantly short of forecasted levels, the Company could consider either seeking additional capital or restructuring its operations. In addition, the Company may use other means of financing, including the issuance of equity securities or debt, if necessary or financially advantageous. The foregoing statements regarding the sufficiency of the Company's capital resources to meet its liquidity needs are forward-looking and involve risk and uncertainties, such as those noted above, which could cause actual results of the Company and the period of time for which such capital resources are sufficient to differ materially.

                                VENTRITEX, INC.

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                               JUNE 30,
                                                                        ----------------------
                                                                          1996          1995
                                                                        ---------     --------
ASSETS
Current assets:
  Cash and cash equivalents...........................................  $   9,299     $ 34,942
  Short-term investments..............................................     13,254       39,006
  Accounts receivable, net of allowance for doubtful accounts of
     $484.............................................................     10,658       11,376
  Inventories.........................................................     15,427       17,103
  Prepaid expenses....................................................      1,030        1,242
  Other current assets................................................        319          533
                                                                        ---------     --------
     Total current assets.............................................     49,987      104,202
Equipment and leasehold improvements, net.............................     22,655       26,119
Other assets..........................................................        819           18
                                                                        ---------     --------
          Total assets................................................  $  73,461     $130,339
                                                                        =========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................................................  $   8,027     $  3,541
  Accrued employee compensation.......................................      2,548        4,879
  Accrued royalties...................................................      1,869        2,200
  Accrued warranty....................................................      1,721        1,647
  Other accrued expenses..............................................      4,409        4,801
  Deferred other income...............................................        927          927
                                                                        ---------     --------
          Total current liabilities...................................     19,501       17,995
Commitments and contingencies
Stockholders' equity:
  Preferred stock, par value $.001, 5,000 shares authorized, none
     issued and outstanding...........................................         --           --
  Common stock, par value $.001, 35,000 shares authorized, 20,878 shares and 20,643 shares issued and outstanding in 1996 and 1995,
     respectively.....................................................         21           21
  Additional paid-in capital..........................................    158,900      157,303
  Accumulated deficit.................................................   (104,961)     (44,980)
                                                                        ---------     --------
          Total stockholders' equity..................................     53,960      112,344
                                                                        ---------     --------
          Total liabilities and stockholders' equity..................  $  73,461     $130,339
                                                                        =========     ========

                 See Notes to Consolidated Financial Statements

                                VENTRITEX, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                    YEAR ENDED JUNE 30,
                                                             ----------------------------------
                                                               1996         1995         1994
                                                             --------     --------     --------
Net sales..................................................  $ 54,942     $126,922     $105,616
Cost of sales..............................................    48,774       55,960       45,947
                                                             --------     --------     --------
  Gross profit.............................................     6,168       70,962       59,669
Operating expenses:
  Research and development.................................    30,796       27,716       23,334
  Selling, general and administrative......................    38,100       36,513       28,947
                                                             --------     --------     --------
     Total operating expenses..............................    68,896       64,229       52,281
                                                             --------     --------     --------
       Income (loss) from operations.......................   (62,728)       6,733        7,388
Other income (expense)
Interest income............................................     2,804        3,366        1,548
  Interest expense.........................................        --           (8)         (42)
  Other income (expense)...................................       (57)         (83)          85
                                                             --------     --------     --------
     Other income, net.....................................     2,747        3,275        1,591
                                                             --------     --------     --------
Income (loss) before provision for income taxes............   (59,981)      10,008        8,979
Provision for income taxes.................................        --        1,000           --
                                                             --------     --------     --------
Net income (loss)..........................................  $(59,981)    $  9,008     $  8,979
                                                             ========     ========     ========
Net income (loss) per share................................  $  (2.89)    $   0.43     $   0.44
Shares used in per share calculation.......................    20,752       20,853       20,611

                 See Notes to Consolidated Financial Statements

                                VENTRITEX, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                       COMMON STOCK                     RECEIVABLE
                                   --------------------     PAID IN        FROM       ACCUMULATED
                                   SHARES      AMOUNT       CAPITAL    STOCKHOLDERS     DEFICIT        TOTAL
                                   ------     ---------     --------   ------------   -----------     --------
Balance at June 30, 1993.........  18,144     $ 110,580           --       $(12)       $ (62,967)     $ 47,601
Sales of common stock............    494          1,966           --         12               --         1,978
Sale of common stock in follow-on
  public offering, net of
  underwriting discounts and
  issuance costs of $2,844.......  1,450         42,815           --         --               --        42,815
Net income.......................     --             --           --         --            8,979         8,979
                                   ------     ---------     --------       ----        ---------      --------
Balance at June 30, 1994.........  20,088       155,361           --         --          (53,988)      101,373
Sales of common stock............    555          1,963           --         --               --         1,963
Reincorporation in Delaware......     --       (157,303)     157,303         --               --            --
Net income.......................     --             --           --         --            9,008         9,008
                                   ------     ---------     --------       ----        ---------      --------
Balance at June 30, 1995.........  20,643            21      157,303         --          (44,980)      112,344
Sales of common stock............    235             --        1,597                          --         1,597
Net loss.........................     --             --           --         --          (59,981)      (59,981)
                                   ------     ---------     --------       ----        ---------      --------
Balance at June 30, 1996.........  20,878     $      21     $158,900         --        $(104,961)     $ 53,960
                                   ======     =========     ========       ====        =========      ========

                 See Notes to Consolidated Financial Statements

                                VENTRITEX, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                    YEAR ENDED JUNE 30,
                                                             ----------------------------------
                                                               1996         1995         1994
                                                             --------     --------     --------
Increase (decrease) in cash and cash equivalents
Operating activities:
  Net income (loss)........................................  $(59,981)    $  9,008     $  8,979
  Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
     Depreciation and amortization.........................    12,487        8,204        3,964
     Loss from disposal of equipment.......................        48          168           --
     Changes in operating assets and liabilities:
       Accounts receivable.................................       718        6,146      (10,020)
       Inventories.........................................     1,676        6,043       (2,913)
       Prepaid expenses and other current assets...........       426          217       (1,188)
       Accounts payable, accrued warranty, and other
          accrued expenses.................................     4,168        3,269        1,196
       Accrued employee compensation.......................    (2,331)         736        2,364
       Accrued royalties...................................      (331)      (1,331)       2,741
       Accrued intellectual property settlements...........        --           --      (18,600)
                                                             --------     --------     --------
          Net cash provided by (used in) operating
            activities.....................................   (43,120)      32,460      (13,477)
Investing activities:
  Purchase of short-term investments.......................   (37,623)     (83,293)     (35,551)
  Proceeds from maturities of short-term investments.......    63,375       67,472       12,366
  Acquisition of equipment and leasehold improvements......    (9,071)     (13,415)     (10,713)
  Change in other assets...................................      (801)          11           (5)
                                                             --------     --------     --------
          Net cash provided by (used in) investing
            activities.....................................    15,880      (29,225)     (33,903)
Financing activities:
  Proceeds from follow-on common stock offering, net.......        --           --       42,815
  Proceeds from sales of common stock......................     1,597        1,963        1,978
  Principal payments under capital lease obligations.......        --          (70)        (124)
                                                             --------     --------     --------
          Net cash provided by financing activities........     1,597        1,893       44,669
Increase (decrease) in cash and cash equivalents...........   (25,643)       5,128       (2,711)
Cash and cash equivalents at beginning of year.............    34,942       29,814       32,525
                                                             --------     --------     --------
Cash and cash equivalents at end of year...................  $  9,299     $ 34,942     $ 29,814
                                                             ========     ========     ========
Supplemental Cash Flow Information
Cash paid for:
  Interest.................................................  $     --     $      8     $     42
  Income taxes.............................................  $     65     $    689     $     --

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


     The implantable defibrillator market is characterized by rapid technological change and intense competition. As a result of the commercial release by competitors of pectorally implantable defibrillators in 1995, the Company experienced a significant decline in market share and revenues during fiscal 1996, resulting in a net loss of $60 million. The Company believes that its recently approved products and products currently awaiting regulatory approval will lead to increased revenues and improved cash flows from operations. If the Company experiences delays in new product approvals or significant shortfalls in results of operations from forecasted levels, the Company could consider either seeking additional capital or restructuring its operations.


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

     Basis of Presentation -- The accompanying consolidated financial statements include the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The functional currency for the Company's foreign subsidiaries is the U.S. dollar. The Company currently

                                VENTRITEX, INC.

does not hedge the risk of currency exchange rate fluctuations. Foreign currency losses were $46,000, $14,000, and $8,000 for the fiscal years ended June 30, 1996, 1995 and 1994, respectively.

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

                                VENTRITEX, INC.

NOTE 2:  SHORT-TERM INVESTMENTS

     Short-term investments, at amortized cost, which approximate fair value, are comprised of the following:

                                                                            JUNE 30,
                                                                      --------------------
                                                                       1996         1995
                                                                      -------     --------
                                                                         (IN THOUSANDS)
    Overnight deposits..............................................  $ 1,639     $ 12,155
    Overnight repurchase agreements.................................    5,670       13,990
    U.S. government obligations.....................................    3,521           --
    Commercial paper................................................    9,733       41,470
                                                                      -------     --------
      Total available-for-sale investments..........................   20,563       67,615
      Less cash equivalent investments..............................   (7,309)     (28,609)
                                                                      -------     --------
    Short-term investments..........................................  $13,254     $ 39,006
                                                                      =======     ========

     During the years ended June 30, 1996 and 1995, there were no sales prior to maturity and therefore no realized gains or losses.

NOTE 3:  CONSOLIDATED BALANCE SHEET COMPONENTS

     Certain balance sheet components are as follows:

                                                                           JUNE 30,
                                                                     ---------------------
                                                                       1996         1995
                                                                     --------     --------
                                                                        (IN THOUSANDS)
    Inventories:
      Raw materials................................................  $  7,895     $  4,698
      Work-in-process..............................................     3,091        8,121
      Finished goods...............................................     4,441        4,284
                                                                     --------     --------
                                                                     $ 15,427     $ 17,103
                                                                     ========     ========
    Property, plant, and equipment:
      Equipment....................................................  $ 44,347     $ 34,660
      Leasehold improvements.......................................     7,182        7,077
      Construction in process......................................       978        2,099
                                                                     --------     --------
                                                                       52,507       43,836
    Less: accumulated depreciation and amortization................   (29,852)     (17,717)
                                                                     --------     --------
                                                                     $ 22,655     $ 26,119
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

                                VENTRITEX, INC.

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

     The following is a summary of activity during fiscal 1994, 1995 and 1996 under all of the Company's plans:

                                                                                                AGGREGATE
                                  SHARES AVAILABLE     SHARES SUBJECT     EXERCISE PRICE      EXERCISE PRICE
                                     FOR GRANT           TO OPTIONS          PER SHARE        (IN THOUSANDS)
                                  ----------------     --------------     ---------------     --------------
Balance at June 30, 1993........         37,388           1,933,409       $ 0.40 - $37.75        $ 19,965
  Authorized....................        900,000                  --             --                     --
  Granted.......................       (445,609)            445,609       $17.25 - $43.87          11,857
  Exercised.....................             --            (450,354)      $ 0.40 - $29.50          (1,126)
  Canceled......................         75,329             (75,329)      $ 0.47 - $43.87          (1,184)
                                     ----------           ---------       ---------------         -------
Balance at June 30, 1994........        567,108           1,853,335       $ 0.40 - $43.87        $ 29,512
  Authorized....................      1,900,000                  --             --                     --
  Granted.......................       (829,077)            829,077       $14.06 - $28.75          18,054
  Exercised.....................             --            (491,836)      $ 0.47 - $26.00            (854)
  Canceled......................        136,447            (136,447)      $ 0.40 - $43.87          (3,348)
  Plan shares expired...........       (199,128)                 --             --                     --
                                     ----------           ---------       ---------------         -------
Balance at June 30, 1995........      1,575,350           2,054,129       $ 1.00 - $43.87        $ 43,364
  Authorized....................             --                  --             --                     --
  Granted.......................     (1,009,845)          1,009,845       $15.63 - $21.50          16,243
  Exercised.....................             --            (153,870)      $ 1.00 - $17.25            (416)
  Canceled......................        198,500            (198,500)      $ 1.00 - $43.87          (4,995)
  Plan shares expired...........       (149,298)                 --             --                     --
                                     ----------           ---------       ---------------         -------
Balance at June 30, 1996........        614,707           2,711,604       $ 1.00 - $43.87        $ 54,196
                                     ==========           =========       ===============         =======

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

                                VENTRITEX, INC.

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

NOTE 5:  LEASE AND PURCHASE COMMITMENTS

     The Company leases facilities and equipment under noncancelable lease agreements. Future minimum lease payments at June 30, 1996 were as follows:

                                                                OPERATING LEASES
                                                                ----------------
                                                                 (IN THOUSANDS)
                1997..........................................       $1,451
                1998..........................................        1,516
                1999..........................................        1,505
                2000..........................................          798
                                                                     ------
                Total minimum lease payments..................       $5,270
                                                                     ======

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

NOTE 6:  INCOME TAXES

     The provision for income tax consists of the following:

                                                               1996        1995       1994
                                                              -------     ------     ------
                                                                     (IN THOUSANDS)
    Current
      Federal...............................................  $    --     $  349     $   --
      State.................................................       --        651         --
                                                               ------     ------     ------
                                                              $    --     $1,000     $   --
                                                               ======     ======     ======

     The reconciliation of income tax provision (benefit) computed at the U.S. federal statutory rate to the provision for income taxes is as follows:

                                                             1996        1995        1994
                                                           --------     -------     -------
                                                                    (IN THOUSANDS)
    Tax provision (benefit) at U.S. statutory............  $(20,394)    $ 3,503     $ 3,053
    State taxes net of federal benefit...................        --         423          --
    Utilization of tax net operating loss
      carryforwards......................................                (6,835)         --
    Valuation allowance for deferred tax assets..........    20,394       3,793      (3,053)
    Other................................................        --         116          --
                                                              -----       -----       -----
                                                           $     --     $ 1,000     $    --
                                                              =====       =====       =====

                                VENTRITEX, INC.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets for federal and state income taxes are as follows:

                                                                           JUNE 30,
                                                                     ---------------------
                                                                       1996         1995
                                                                     --------     --------
                                                                        (IN THOUSANDS)
    Deferred tax assets:
      Net operating loss carryforwards.............................  $ 33,960     $ 17,408
      Tax credit carryforwards.....................................     3,418        3,347
      Accrued liabilities..........................................     2,612        2,666
      Inventory reserves...........................................     8,168        6,247
      Capitalized research and development costs...................     2,027        2,761
      Other........................................................     2,601        1,252
                                                                       ------       ------
                                                                       52,786       33,681
      Valuation allowance..........................................  $(52,786)    $(33,681)
                                                                       ------       ------
                                                                     $     --     $     --
                                                                       ======       ======

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

                                VENTRITEX, INC.

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

                                VENTRITEX, INC.

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


NOTE 10:  SUBSEQUENT EVENT



     On August 21, 1996, the Company completed a public offering of $57,500,000 of 5 3/4% Convertible Subordinated Notes due August 15, 2001. The Notes are convertible at any time prior to maturity, unless previously redeemed or repurchased, into shares of common stock of the Company at a conversion rate of
58.1818 shares per $1,000 principal amount of the Notes, subject to adjustment in certain circumstances. The Notes are redeemable in whole or in part at the Company's option at any time on or after August 16, 1999.