Form 10-K405/A, Exhibit 13
period 1996-06-30
VENTRITEX INC
filed 1997-02-19
CIK 793354

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



     Fiscal 1996 cost of sales includes a provision of $17.1 million for potentially excess inventory and cancellation of purchase commitments for components. These provisions resulted from the rapid adoption of competitors' defibrillators that allow pectoral, rather than abdominal, implantation in suitable patients and the approval of additional competitive defibrillator systems labeled for pectoral implantation (see "Overview"). Despite these new product introductions, the Company's view was that its then-current products were still competitive in certain market segments and that the majority of inventory on hand would be realized. The Company closely monitored sales trends and internal sales estimates were adjusted when the pace of market share erosion became known. At such times, the Company evaluated the impact of the revised sales data on inventory reserves. All inventory suitable only for abdominal implantation in excess of forecasted units to be sold was fully reserved. Many of the components used in manufacture of products have long lead times from suppliers and are available only from a single source. Consequently, the Company is often obligated to enter into long-term supply contracts. In line with normal practice, when management realized the existence of excess purchase commitments, significant efforts were made to cancel commitments, convert dollar commitments to other components which could be utilized on new models and reschedule and delay deliveries. For any component with quantities on firm order in excess of anticipated need, a reserve was established for anticipated net cancellation costs. Of the $17.1 million in provisions, $14.1 million was recorded in the first half of fiscal year 1996.



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